Exhibit 99.1

FOR IMMEDIATE RELEASE

Harvest Natural Resources Announces $32.2 Million in Funding and Strategic Partnership to Maximize Long-Term Value of Venezuelan Operations

HOUSTON, June 19, 2015. Harvest Natural Resources, Inc. (NYSE: HNR) (Harvest or the Company) today announced that CT Energy Holding SRL, a Venezuelan-Italian consortium, has agreed to purchase from Harvest senior secured notes, convertible notes and warrants. Harvest will immediately receive proceeds of $32.2 million from the sale of the senior secured notes and convertible notes. Harvest could realize up to $42.5 million in additional proceeds from the full exercise of the warrants, which is subject to stockholder approval. Harvest will use today’s proceeds from CT Energy Holding SRL to repay its existing long-term debt and to reposition Harvest for long-term growth, both in Venezuela and Gabon.

Harvest today also announced that it has entered into a strategic partnership with CT Energy Holding SRL and CT Energia Holding, Ltd., an international energy trading firm (CT Energia), designed to maximize the long-term success and value of Harvest’s Venezuelan operations and its 20.4% investment in Petrodelta S.A. (Petrodelta). Under the terms of this strategic partnership:

•	Harvest has entered into a term sheet with Petróleos de Venezuela, S.A. (PDVSA), Harvest’s partner in Petrodelta, for the repositioning and growth of Petrodelta’s business;

•	Two directors designated by CT Energy Holding SRL and a third, independent director, will join Harvest’s board of directors, effective immediately;

•	Harvest has agreed to appoint two of CT Energy Holding SRL’s designees as Harvest’s representatives on the Petrodelta board of directors;

•	CT Energia has entered into a management contract to oversee the day-to-day operations of Harvest’s Venezuelan business and to assist with the development of a plan for the business operations and financing for Petrodelta and the negotiation of definitive documents to implement such plan; and

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•	During the term of the management contract, Alessandro Bazzoni, the Chief Executive Officer of CT Energia who has over 15 years of experience in the oil and gas industry, will be appointed Director and General Manager – Venezuelan Operations for Harvest.

In announcing the funding and strategic partnership, Harvest Chief Executive Officer James A. Edmiston said, “CT Energy Holding’s funding addresses our liquidity requirements for the near and medium term and will enable us to reinvest in our business, particularly in our Venezuelan operations and in the success of Petrodelta.” Edmiston continued, “Our strategic partnership with CT Energy Holding represents an important step forward in creating and implementing a new model for the operations and financing for Petrodelta, which will benefit all stakeholders. The additional capital will allow us to continue our exploration and development work in our exciting Dussafu Block in Gabon.”

Harvest’s Chairman of the Board, Stephen D. Chesebro’, stated, “We are also delighted to welcome Oswaldo Cisneros, Francisco D’Agostino and Edgard Leal, well-known senior executives with deep knowledge of Venezuela, to our board. We look forward to working with them, as well as Mr. Bazzoni, on repositioning Harvest’s Venezuelan operations for growth. I also wish to express, on behalf of Harvest, my deepest appreciation for the past service and contributions of Dr. Igor Effimoff, H. H. Hardee and J. Michael Stinson, who are stepping down from our board today.”

Mr. Bazzoni, Chief Executive Officer of CT Energia, commented, “We are excited to partner with Harvest and its management team in the next phase of Harvest’s long-term strategy. We are confident that with this new liquidity and opportunity to reposition its Venezuelan operations, Harvest is well positioned to drive exceptional value for its shareholders as well as the other equityholders of Petrodelta. We see Harvest offering tremendous upside potential and promise, and I look forward to working on a day-to-day basis with Harvest’s employees in Venezuela.”

Terms of the transaction include:

•	CT Energy Holding SRL is acquiring a $25.225 million, five year, 15.00% senior secured non-convertible note and a $6.975 million, five year, 9.00% senior secured convertible note. The convertible note is immediately convertible into 8,506,097 shares of Harvest common stock, or approximately 19.9% of Harvest’s currently outstanding common stock. Harvest is also issuing to CT Energy Holding SRL 69.75 shares of a newly created series of preferred stock that will entitle the holder to vote on an “as-if” converted basis.

•	CT Energy Holding SRL will also acquire a warrant to purchase up to 34,070,820 shares of Harvest’s common stock at an exercise price of $1.25 per share. The warrant will become exercisable only after the 30-day volume weighted average price of Harvest’s common stock equals or exceeds $2.50 per share and Harvest’s stockholders approve the transaction with CT Energy Holding SRL by a majority of votes cast, as required by the New York Stock Exchange (NYSE) shareholder approval rules. The warrant is cash-exercisable, but CT Energy Holding SRL may surrender the non-convertible note to pay for a portion of the aggregate exercise price.

•	At its upcoming annual shareholder meeting, which is expected to occur in August of 2015, Harvest stockholders will be asked to approve the transaction under NYSE shareholder approval requirements and to approve an amendment to Harvest’s charter to authorize new shares of common stock in an amount sufficient for future needs, including the full conversion of the convertible note and full exercise of the warrant issued in the transaction.

•	If stockholder approval is not obtained, CT Energy Holding SRL may elect to accelerate full repayment of the non-convertible and convertible note upon 60-days’ notice. Upon acceleration of the notes, Harvest would be required to seek alternative financing for the liquidity and the strategic partnership would be terminated.

•	Pro forma for the transaction, CT Energy Holding SRL would own 16.5% of Harvest’s common stock outstanding prior to the shareholder approval and 49.9% of common stock outstanding following the shareholder approval and exercise of the warrants.

•	Full details of the agreement will be provided in a forthcoming filing on Form 8-K with the Securities and Exchange Commission.

Norton Rose Fulbright US LLP acted as legal counsel to Harvest.

D’Agostino & Co. served as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal counsel to CT Energy Holding SRL.

Conference Call

Harvest will hold a conference call at 10:00 a.m. Central Daylight Time on Monday, June 22, 2015, during which management will discuss the transaction. The conference leader will be James A. Edmiston, President and Chief Executive Officer. To access the conference call, dial 719-325-2454 or 888-471-3843 five to ten minutes prior to the start time. At that time you will be asked to provide the conference number, which is 7502966. A recording of the conference call will also be available for replay at 719-457-0820 or 888-203-1112, passcode 7502966, through June 26, 2015.

The conference call will also be transmitted over the internet through the Company’s website at www.harvestnr.com. To listen to the live webcast, enter the website fifteen minutes before the call to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay of the webcast will be available beginning shortly after the call and will remain on the website for approximately 90 days.

About Harvest Natural Resources

Harvest Natural Resources, Inc., headquartered in Houston, Texas, is an independent energy company with principal operations in Venezuela and exploration and exploitation assets in Gabon. For more information visit the Company’s website at www.harvestnr.com.

CONTACT:

Stephen C. Haynes

Vice President, Chief Financial Officer

Harvest Natural Resources, Inc.

(281) 899-5716

About CT Energy Holding SRL and CT Energia Holding, Ltd.

CT Energy Holding SRL is a holding company owned and controlled by Oswaldo Cisneros, Francisco D’Agostino and Alessandro Bazzoni that represents the principals’ interests in the energy exploration and production industry. CT Energia Holding, Ltd. is an energy trading company with operations throughout Latin America and West Africa.

CONTACT:

Eric Berman

Kekst & Company

(212) 521-4894

eric-berman@kekst.com

Forward Looking Statements

This press release may contain projections and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. They may include the potential benefits of the transaction with CT Energy Holding SRL, the negotiation of a revised or new terms regarding Petrodelta, estimates and timing of expected oil and gas production, oil and gas reserve projections of future oil pricing, future expenses, planned capital expenditures, anticipated cash flow and our business strategy. All statements other than statements of historical facts may constitute forward-looking statements. Although Harvest believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Actual results may differ materially from Harvest’s expectations as a result of uncertainties and risks outside of Harvest’s control. Such risks and uncertainties, include, among others, the following possibilities: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction or management agreements between CT Energy Holding SRL, CT Energia Holding, Ltd and Harvest; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to satisfy the conditions to the exercisability of the warrant, including the Harvest stock price trigger and the receipt of Harvest shareholder approval; (3) the outcome of any negotiations or discussions with PDVSA or the Government of Venezuela; and (4) the risks discussed in Harvest’s 2014 Annual Report on Form 10-K and other public filings.

Important Information about the Transaction and Additional Information

Harvest and its directors and officers and CT Energy Holding SRL and its principals and employees may be deemed to be participants in the solicitation of proxies from Harvest stockholders in connection with the investment. Information about Harvest’s directors and executive officers and their ownership of Harvest stock is set forth in Harvest’s 2014 Annual Report on Form 10-K, which was filed with the SEC on March 27, 2015, and Amendment No. 1 to its 2014 Annual Report on Form 10-K, which was filed with the SEC on April 30, 2015. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available, which may be obtained free of charge at the SEC web site at www.sec.gov. Investors should read the proxy statement carefully when it becomes available before making any voting decision because it will contain important information.